SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A
[Rule 13d-101]

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

GRAMERCY CAPITAL CORP.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

384871109
(CUSIP Number)

Amie Benedetto
Morgan Stanley
3424 Peachtree Rd NE, Floor 9
Atlanta, GA 30326
(404) 846-1469

with a copy to:

John E. Sorkin, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY, 10004
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 26, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(continued on following pages)
__________________
*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384871109	SCHEDULE 13D/A	Page 2 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,459,667
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,459,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,459,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 384871109	SCHEDULE 13D/A	Page 3 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MSRESS III, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,448,414
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,448,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,448,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.91%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 384871109	SCHEDULE 13D/A	Page 4 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MSRESS III Manager, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,448,414
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,448,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,448,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.91%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No. 384871109	SCHEDULE 13D/A	Page 5 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Stanley Real Estate Special Situations III–GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,448,414
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,448,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,448,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.91%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 384871109	SCHEDULE 13D/A	Page 6 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Stanley Real Estate Special Situations Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,448,414
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,448,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,448,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.91%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 384871109	SCHEDULE 13D/A	Page 7 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SSF III Gemini GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,448,414
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,448,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,448,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.91%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 384871109	SCHEDULE 13D/A	Page 8 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SSF III Gemini, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,448,414
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,448,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,448,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.91%
14	TYPE OF REPORTING PERSON PN

    The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned on November 13, 2007, as amended by Amendment No. 1 filed by the undersigned on April 7, 2008, Amendment No. 2 filed by the undersigned on September 29, 2008 and Amendment No. 3 filed by the undersigned on May 21, 2009.  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.  Capitalized terms used but not defined in this Amendment No. 4 have the meanings provided in the previously filed statement on Schedule 13D.

ITEM 3.       Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The aggregate purchase price of the 2,814 shares of Common Stock listed as acquired on Schedule D hereto was approximately $5,765.27.  Affiliates of Morgan Stanley obtained the purchase price for such shares through internally generated funds.  As set forth on Schedule D hereto, the MS Reporting Units (as defined in the footnote to Item 5) sold an aggregate of 19,562 shares of Common Stock in the ordinary course of business between May 20, 2009 and May 27, 2009.

ITEM 4.       Purpose of Transaction.

    Item 4 is hereby amended and restated to read as follows:

    Gemini acquired the Gemini Shares for investment purposes.  The MS Reporting Units (as defined in the footnote to Item 5) acquired the Additional Shares (as defined in Item 5) in the ordinary course of business.

As set forth on Schedule D hereto, Gemini has sold an aggregate of 724,000 shares of Common Stock (constituting approximately 1.45% of the outstanding Common Stock) since May 20, 2009.  The Reporting Persons intend to review continuously their position in the Issuer.  Depending on future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may from time to time dispose of all or an additional portion of their holdings, subject to any applicable legal restrictions on their ability to do so.  Gemini currently intends to continue selling shares of Common Stock and it is likely to seek to dispose of all of its holdings, subject to market conditions and any applicable legal restrictions on its ability to do so.

    In addition, the matters set forth in Item 6 are incorporated in this Item 4 by reference as if fully set forth herein.

    Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     Interests in Securities of the Issuer.1

    Items 5(a) and (b) are hereby amended and restated to read as follows:

    (a) and (b)

The aggregate percentage of Common Stock reported as owned by each Reporting Person is based upon a total of 49,876,864 shares of Common Stock disclosed by the Issuer to be outstanding as of May 11, 2009, in its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009.

    By virtue of the relationships reported under Item 2 of this Statement, each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the 2,448,414 shares of Common Stock beneficially owned by Gemini (the “Gemini Shares”) which, based on calculations made in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), constitute approximately 4.91% of the outstanding Common Stock.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than Gemini) that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

    In addition to the Gemini Shares which Morgan Stanley may be deemed to beneficially own as described above, Morgan Stanley may be deemed to beneficially own an additional 11,253 shares of Common Stock (the “Additional Shares”) that are held by the MS Reporting Units, which, based on calculations in accordance with Rule 13d-3 promulgated under the Exchange Act, constitute approximately an additional 0.02% of the outstanding shares of Common Stock.  Taken together, the Gemini Shares and the Additional Shares constitute approximately 4.93% of the outstanding shares of Common Stock.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of such Additional Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

    Morgan Stanley is filing this Statement solely in its capacity as a parent company of Gemini and the MS Reporting Units described above.  The Reporting Persons are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Rule 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

    To the knowledge of the Reporting Persons, none of the persons listed on Schedule A or Schedule B hereto beneficially owns any shares of Common Stock.

    Item 5(c) is hereby amended to add the following:

    Except as set forth in Schedule D annexed hereto and incorporated by reference herein, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A and Schedule B hereto), has effected any transactions in the Common Stock since May 21, 2009, the date of the most recent filing on Schedule 13D.

ITEM 7.    Material to be Filed as Exhibits.

    Item 7 is hereby amended to add the following:

EXHIBIT 6
Joint Filing Agreement among the Reporting Persons dated November 13, 2007 (incorporated herein by reference to Exhibit 1 of Schedule 13D filed by the Reporting Persons on November 13, 2007 (SEC File No. 005-80336))

________________________________

[1]
In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”).  This filing does not reflect securities, if any, beneficially owned by any affiliates or operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 28, 2009	SSF III Gemini, LP, By its general partner, SSF III Gemini GP, LLC

	By:	/s/ J. Timothy Morris
Name: J. Timothy Morris
Title: President

SSF III Gemini GP, LLC

By:	/s/ J. Timothy Morris
Name: J. Timothy Morris
Title: President

Morgan Stanley Real Estate Special Situations Fund III, L.P., By its general partner, Morgan Stanley Real Estate Special Situations III-GP, L.L.C.

By:	/s/ J. Timothy Morris
Name: J. Timothy Morris
Title: President

Morgan Stanley Real Estate Special Situations III-GP, L.L.C.

By:	/s/ J. Timothy Morris
Name: J. Timothy Morris
Title: President

MSRESS III Manager, L. L.C., By MSRESS III, Inc., its sole member

By:	/s/ J. Timothy Morris
Name: J. Timothy Morris
Title: President

MSRESS III, Inc.

By:	/s/ J. Timothy Morris
Name: J. Timothy Morris
Title: President

Morgan Stanely

By:	/s/ Christopher L. O'Dell
Name: Christopher L. O'Dell
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit No.           Description

EXHIBIT 6
Joint Filing Agreement among the Reporting Persons dated November 13, 2007 (incorporated herein by reference to Exhibit 1 of Schedule 13D filed by the Reporting Persons on November 13, 2007 (SEC File No. 005-80336))

SCHEDULE D

The following table sets forth transactions in shares of Common Stock of Gramercy Capital Corp. by the Operating Units of Morgan Stanley whose beneficial ownership is aggregated with that of the Reporting Persons for purposes of this Statement.  All of the transactions were effected in the ordinary course of business, as principal, in the open market on the New York Stock Exchange and other exchanges, or through one of Morgan Stanley’s two Alternative Trading Systems (“ATS”).

Trade Date	Purchases (P)/ Sales (S)	Price ($) (rounded 2 decimal points)	Quantity

5/20/2009	P	$2.08	768
5/20/2009	P	$2.21	39
5/20/2009	P	$2.23	38
5/20/2009	P	$2.25	29
5/20/2009	S	$2.12	200
5/20/2009	S	$2.16	419
5/20/2009	S	$2.20	100
5/20/2009	S	$2.22	136
5/21/2009	P	$2.06	81
5/21/2009	P	$2.10	87
5/22/2009	P	$2.01	1,400
5/22/2009	P	$2.03	57
5/22/2009	S	$1.94	12,690
5/26/2009	P	$2.06	63
5/26/2009	P	$2.07	156
5/26/2009	S	$2.00	64
5/26/2009	S	$2.01	100
5/26/2009	S	$2.11	5,640
5/27/2009	P	$2.08	96
5/27/2009	S	$2.08	213

The following table sets forth transactions in shares of Common Stock of Gramercy Capital Corp. by SSF III Gemini, LP.  All of the transactions were effected as principal, in the open market on the New York Stock Exchange and other exchanges, or through one of Morgan Stanley’s two Alternative Trading Systems (“ATS”).

Trade Date	Purchases (P)/ Sales (S)	Price ($) (rounded 2 decimal points)	Quantity

05/20/09	S	$2.28	1,900
05/20/09	S	$2.27	2,100
05/20/09	S	$2.26	2,500
05/20/09	S	$2.25	19,814
05/20/09	S	$2.24	16,900
05/20/09	S	$2.23	14,232
05/20/09	S	$2.22	9,754
05/20/09	S	$2.21	9,400
05/20/09	S	$2.20	17,800
05/20/09	S	$2.19	14,800
05/20/09	S	$2.18	4,400
05/20/09	S	$2.17	4,100
05/20/09	S	$2.16	6,500
05/20/09	S	$2.15	8,900
05/20/09	S	$2.14	9,800
05/20/09	S	$2.13	4,435
05/20/09	S	$2.12	6,965
05/20/09	S	$2.11	2,878
05/20/09	S	$2.10	13,822
05/21/09	S	$2.06	2,000
05/21/09	S	$2.05	15,500
05/21/09	S	$2.04	14,761
05/21/09	S	$2.03	6,200
05/21/09	S	$2.02	12,039
05/21/09	S	$2.01	25,320
05/21/09	S	$2.00	33,480
05/22/09	S	$2.02	1,300
05/22/09	S	$2.01	14,000
05/22/09	S	$2.00	16,600
05/26/09	S	$2.11	2,400
05/26/09	S	$2.10	2,400
05/26/09	S	$2.09	6,766
05/26/09	S	$2.08	168,334
05/26/09	S	$2.07	13,500
05/26/09	S	$2.06	7,863
05/26/09	S	$2.05	7,700
05/26/09	S	$2.04	2,437
05/26/09	S	$2.03	100
05/26/09	S	$2.02	500
05/26/09	S	$2.01	1,100
05/26/09	S	$2.00	9,908
05/26/09	S	$1.99	9,592
05/26/09	S	$1.98	8,400
05/26/09	S	$1.97	4,900
05/26/09	S	$1.96	3,400
05/26/09	S	$1.95	700
05/27/09	S	$2.16	600
05/27/09	S	$2.15	6,000
05/27/09	S	$2.14	5,900
05/27/09	S	$2.13	5,300
05/27/09	S	$2.12	5,000
05/27/09	S	$2.11	1,300
05/27/09	S	$2.10	4,500
05/27/09	S	$2.09	2,400
05/27/09	S	$2.08	9,576
05/27/09	S	$2.07	7,713
05/27/09	S	$2.06	6,803
05/27/09	S	$2.05	102,908
05/27/09	S	$2.04	1,400
05/27/09	S	$2.04	900
05/27/09	S	$2.03	1,500